UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

vTv Therapeutics Inc.

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

918385 105

(CUSIP Number)

Barry F. Schwartz

Executive Vice Chairman and Chief Administrative Officer

MacAndrews & Forbes Incorporated

35 East 62nd Street

New York, NY 10065

212-572-8600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Lawrence G. Wee

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 373-3000

October 1, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918385 105	SCHEDULE 13D	Page 2 of 11

CUSIP No.	918385 105

1.	NAME OF REPORTING PERSON MacAndrews & Forbes Incorporated
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 24,959,898(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 24,959,898(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,959,898(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.1%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	The information set forth in Item 5 is incorporated by reference. Includes (i) 1,900,666 shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”) of the Issuer and (ii) 23,059,232 shares of Class A Common Stock issuable upon exchange of 23,059,232 shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”) of the Issuer and corresponding nonvoting common units (“vTv Units”) of vTv Therapeutics LLC that are beneficially owned by the “Reporting Persons” (as defined below). The Reporting Person disclaims any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein. Includes 655,721 shares of Class B Common Stock and corresponding vTv Units that may be deemed to be directly beneficially owned by Mr. Ronald O. Perelman and 49,713 shares of Class B Common Stock and corresponding vTv Units that may be deemed to be directly beneficially owned by the Ronald O. Perelman Trust.
(2)	The calculation assumes that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 9,156,686 shares of Class A Common Stock outstanding and (ii) 23,655,814 shares of Class A Common Stock that are issuable in exchange for the 23,655,814 shares of Class B Common Stock and corresponding vTv Units outstanding.

CUSIP No. 918385 105	SCHEDULE 13D	Page 3 of 11

CUSIP No.	918385 105

1.	NAME OF REPORTING PERSON MacAndrews & Forbes LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,900,666(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,900,666(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,900,666(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The information set forth in Item 5 is incorporated by reference.
(2)	The calculation assumes that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 9,156,686 shares of Class A Common Stock outstanding and (ii) 23,655,814 shares of Class A Common Stock that are issuable in exchange for the 23,655,814 shares of Class B Common Stock and corresponding vTv Units outstanding.

CUSIP No. 918385 105	SCHEDULE 13D	Page 4 of 11

CUSIP No.	918385 105

1.	NAME OF REPORTING PERSON MacAndrews & Forbes Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,900,666(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,900,666(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,900,666(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The information set forth in Item 5 is incorporated by reference.
(2)	The calculation assumes that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 9,156,686 shares of Class A Common Stock outstanding and (ii) 23,655,814 shares of Class A Common Stock that are issuable in exchange for the 23,655,814 shares of Class B Common Stock and corresponding vTv Units outstanding.

CUSIP No. 918385 105	SCHEDULE 13D	Page 5 of 11

CUSIP No.	918385 105

1.	NAME OF REPORTING PERSON M&F TTP Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,353,798(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,353,798(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,353,798(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.1%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The information set forth in Item 5 is incorporated by reference. Represents 22,353,798 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 22,353,798 shares of Class A Common Stock.
(2)	The calculation assumes that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 9,156,686 shares of Class A Common Stock outstanding and (ii) 23,655,814 shares of Class A Common Stock that are issuable in exchange for the 23,655,814 shares of Class B Common Stock and corresponding vTv Units outstanding.

CUSIP No. 918385 105	SCHEDULE 13D	Page 6 of 11

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D, dated August 14, 2015, as amended by Amendment No. 1 to the statement on Schedule 13D, dated August 28, 2015 (as so amended, the “Schedule 13D”), and is being filed with the Securities and Exchange Commission by MacAndrews & Forbes Incorporated, a Delaware corporation (“MacAndrews & Forbes”), MacAndrews & Forbes LLC, a Delaware limited liability company (“M&F LLC”), MacAndrews & Forbes Group LLC, a Delaware limited liability company (“M&F Group”), and M&F TTP Holdings LLC, a Delaware limited liability company (“M&F TTP”) (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”), relating to the shares of the Class A common stock, par value $0.01 per share (“Class A Common Stock”), of vTv Therapeutics Inc., a Delaware corporation (the “Issuer”).

This Amendment No. 2 is being filed to report changes in certain information reported in Item 5 of the Schedule 13D resulting from certain reorganization transactions. On October 1, 2015, each of vTvx Holdings I LLC (“vTvx I”) and vTvx Holdings II LLC (“vTvx II”) merged with and into vTv Therapeutics Holdings LLC (“Holdings”), with Holdings continuing as the surviving limited liability company (collectively, the “Mergers”) pursuant to an Agreement and Plan of Merger, dated as of October 1, 2015 (the “Merger Agreement”), by and among vTvx I, vTvx II and Holdings. As a result of the Mergers, all of the issued and outstanding units of vTvx I and vTvx II were cancelled in exchange for cash or units of Holdings as set forth in the Merger Agreement. All holders of units of vTvx I and vTvx II entitled to receive more than $5,000 of aggregate consideration in the Mergers received membership interests in Holdings. Separately, on October 5, 2015, Holdings was dissolved in accordance with the terms of a Plan of Liquidation and Dissolution, dated as of October 5, 2015 (the “Liquidation and Dissolution Plan”). Pursuant to the Liquidation and Dissolution Plan, among other things, Holdings made a liquidating distribution of shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”), of the Issuer and the corresponding nonvoting common units (“vTv Units”) of vTv Therapeutics LLC to Holdings’ members (the “Distribution”). In connection with the Distribution, the equity interests of the members of Holdings were cancelled in exchange for the right to receive shares of Class B Common Stock and corresponding vTv Units. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.

Item 2.	Identity and Background.

The information contained in Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) This statement is being filed on behalf of MacAndrews & Forbes, M&F LLC, M&F Group and M&F TTP. The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference. Ronald O. Perelman is the sole stockholder of MacAndrews & Forbes. See an amended and restated Schedule A hereto for additional information regarding the additional entities and persons listed thereon.

(b) The business address and principal office of the Reporting Persons is 35 East 62nd Street, New York, NY 10065.

(c) Not applicable.

(d) During the last five years, none of the Reporting Persons or any other person listed on the amended and restated Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or any other person listed on the amended and restated Schedule A hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) See the amended and restated Schedule A hereto for the citizenship of the persons listed thereon.

Item 3.	Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The funds used for the purchase of 94,000 shares of the Class A Common Stock were derived from general working capital. The purchases were effected through open market transactions on September 22, September 25, September 28, October 1 and October 2 by M&F Group, which purchased 24,000, 10,000, 30,000, 15,000 and 15,000 shares for weighted-average prices per share of $6.8153, $6.4918, $5.883, $6.1051 and $6.4163, respectively. A total of $592,797.25 was paid to acquire such shares.

CUSIP No. 918385 105	SCHEDULE 13D	Page 7 of 11

Item 4.	Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On October 1, 2015, the Board of Directors of each of Holdings, vTvx I and vTvx II, as well as their requisite members, approved and adopted the Merger Agreement as part of an overall restructuring of Holdings, vTvx I and vTvx II. The Merger Agreement provided for the mergers of each of vTvx I and vTvx II with and into Holdings, with Holdings continuing as the surviving limited liability company. As a result of the Mergers, all of the issued and outstanding units of vTvx I and vTvx II were cancelled in exchange for cash or units of Holdings as set forth in the Merger Agreement. Specifically, certain holders (the “Cashed-Out Holders”) of units of vTvx I and vTvx II entitled to receive $5,000 or less of aggregate consideration in the Mergers received consideration in the form of cash for an aggregate amount of $81,930, and all holders of units of vTvx I and vTvx II entitled to receive more than $5,000 of aggregate consideration in the Mergers received membership interests in Holdings.

Separately, on October 5, 2015, Holdings was dissolved in accordance with the terms of the Liquidation and Dissolution Plan, pursuant to which, among other things, Holdings made a liquidating distribution of shares of Class B Common Stock of the Issuer and the corresponding vTv Units of vTv Therapeutics LLC to its members. In connection with the Distribution, the equity interests of the members of Holdings were cancelled in exchange for the right to receive the shares of Class B Common Stock and corresponding vTv Units held directly by Holdings. The Reporting Persons did not have a pecuniary interest in the shares of Class B Common Stock and corresponding vTv Units being distributed to the members of Holdings, other than M&F TTP and, with respect to the Reporting Persons other than M&F TTP, only to the extent of such Reporting Person’s pecuniary interest in M&F TTP. The changes in the amount of beneficial ownership of the Reporting Persons reflects (i) a decrease in beneficial ownership by the Reporting Persons due to the Distribution to third parties of shares of Class B Common Stock and corresponding vTv Units in which the Reporting Persons did not have a pecuniary interest and (ii) a change in form of beneficial ownership resulting from the Mergers, the dissolution of Holdings and the Distribution.

Item 5.	Interest in Securities of the Issuer

The information contained in the first four paragraphs of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) MacAndrews & Forbes directly or indirectly controls M&F LLC, M&F Group and M&F TTP. Including the 23,655,814 shares of Class B Common Stock (which are exchangeable, together with a corresponding vTv Unit, for shares of Class A Common Stock on a one-to-one basis) outstanding, 24,959,898 shares of Class A Common Stock are beneficially owned by Mr. Perelman and MacAndrews & Forbes; 22,353,798 shares of Class A Common Stock are beneficially owned by M&F TTP; and 1,900,666 shares of Class A Common Stock are beneficially owned by M&F LLC and M&F Group. Each of the Reporting Persons disclaim any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.

Ronald O. Perelman, Director, Chairman and Chief Executive Officer of MacAndrews & Forbes, may be deemed to beneficially own all the shares of Class A Common Stock and Class B Common Stock beneficially owned by MacAndrews & Forbes, M&F LLC, M&F Group and M&F TTP. The number of shares reported as beneficially owned by MacAndrews & Forbes includes 655,721 shares of Class B Common Stock and corresponding vTv Units that may be deemed to be directly beneficially owned by Mr. Perelman and 49,713 shares of Class B Common Stock and corresponding vTv Units that may be deemed to be directly beneficially owned by the Ronald O. Perelman Trust. Mr. Perelman disclaims any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of his pecuniary interest therein.

The total Class A Common Stock beneficial ownership of (i) Mr. Perelman and MacAndrews & Forbes represents approximately 76.1% of the Class A Common Stock, (ii) M&F TTP represents approximately 68.1% of the Class A Common Stock and (iii) M&F LLC and M&F Group represents approximately 5.8% of the Class A Common Stock (assuming, in each case, that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 9,156,686 shares of Class A Common stock outstanding and (ii) 23,655,814 shares of Class A Common Stock that are issuable in exchange for the 23,655,814 shares of Class B Common Stock and corresponding vTv Units outstanding).

CUSIP No. 918385 105	SCHEDULE 13D	Page 8 of 11

The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Class A Common Stock are incorporated herein by reference.

(c) The Mergers and the Distribution were transactions in the 60 days prior to the date hereof that resulted in changes in beneficial ownership, as described in Item 4 above. Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons within the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the information below.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on October 5, 2015 with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Item 7.	Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated October 5, 2015, between MacAndrews & Forbes Incorporated, MacAndrews & Forbes LLC, MacAndrews & Forbes Group LLC and M&F TTP Holdings LLC.

Exhibit 8:	Agreement and Plan of Merger, dated as of October 1, 2015, by and among vTv Therapeutics Holdings LLC, vTvx Holdings I LLC and vTvx Holdings II LLC.

Exhibit 9:	Plan of Liquidation and Dissolution, dated as of October 5, 2015, of vTv Therapeutics Holdings LLC.

CUSIP No. 918385 105	SCHEDULE 13D	Page 9 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2015

MacAndrews & Forbes Incorporated

By:	/s/ Michael C. Borofsky
Name:	Michael C. Borofsky
Title:	Senior Vice President

MacAndrews & Forbes LLC

By:	/s/ Michael C. Borofsky
Name:	Michael C. Borofsky
Title:	Senior Vice President

MacAndrews & Forbes Group LLC

By:	/s/ Michael C. Borofsky
Name:	Michael C. Borofsky
Title:	Senior Vice President

M&F TTP Holdings LLC

By:	/s/ Michael C. Borofsky
Name:	Michael C. Borofsky
Title:	Senior Vice President

CUSIP No. 918385 105	SCHEDULE 13D	Page 10 of 11

Schedule A

MacAndrews & Forbes Incorporated

Executive officers and directors of MacAndrews & Forbes Incorporated, a Delaware corporation:

Name and Position (if different from Principal Employment)	Principal Occupation or Employment
Ronald O. Perelman	Director, Chairman and Chief Executive Officer of MacAndrews & Forbes Incorporated

Barry F. Schwartz	Director, Executive Vice Chairman and Chief Administrative Officer of MacAndrews & Forbes Incorporated

Steven M. Cohen	Executive Vice President, Chief Administrative Officer and General Counsel of MacAndrews & Forbes Incorporated

Paul G. Savas	Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Incorporated

Mr. Cohen is the beneficial owner of 5,000 shares of Class A Common Stock (less than 1% of the shares of Class A Common Stock and less than 1% of the combined voting power of the Class A Common Stock and Class B Common Stock). Mr. Savas is the beneficial owner of 20,000 shares of Class A Common Stock and 6,522 shares of Class B Common Stock (less than 1% of the shares of Class A Common Stock, less than 1% of the shares of Class B Common Stock and less than 1% of the combined voting power of the Class A Common Stock and Class B Common Stock). Except as reported in the prior sentence and in Item 5, none of the persons listed above beneficially owns any shares of Class A Common Stock or Class B Common Stock. The directors’ and officers’ address is MacAndrews & Forbes Incorporated, 35 East 62nd Street, New York, New York 10065. All of the directors and executive officers of MacAndrews & Forbes Incorporated are United States citizens.

MacAndrews & Forbes LLC

Controlling persons and officers of MacAndrews & Forbes LLC, a Delaware limited liability company:

Name and Position (if different from Principal Employment)	Principal Occupation or Employment
Ronald O. Perelman Chairman and Chief Executive Officer	Director, Chairman and Chief Executive Officer of MacAndrews & Forbes Incorporated

Barry F. Schwartz Executive Vice Chairman and Chief Administrative Officer	Director, Executive Vice Chairman and Chief Administrative Officer of MacAndrews & Forbes Incorporated

Steven M. Cohen Executive Vice President, Chief Administrative Officer and General Counsel	Executive Vice President, Chief Administrative Officer and General Counsel of MacAndrews & Forbes Incorporated

Paul G. Savas Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Incorporated

MacAndrews & Forbes Holdings Inc. is the sole member of MacAndrews & Forbes LLC.

CUSIP No. 918385 105	SCHEDULE 13D	Page 11 of 11

Except as reported in “MacAndrews & Forbes Incorporated” above and in Item 5, none of the persons listed above beneficially owns any shares of Class A Common Stock or Class B Common Stock. The controlling persons’ and officers’ address is MacAndrews & Forbes Incorporated, 35 East 62nd Street, New York, New York 10065. All of the officers of MacAndrews & Forbes LLC are United States citizens.

MacAndrews & Forbes Group LLC

Controlling persons and officers of MacAndrews & Forbes Group LLC, a Delaware limited liability company:

Name and Position (if different from Principal Employment)	Principal Occupation or Employment
Ronald O. Perelman Chairman and Chief Executive Officer	Director, Chairman and Chief Executive Officer of MacAndrews & Forbes Incorporated

Barry F. Schwartz Executive Vice Chairman and Chief Administrative Officer	Director, Executive Vice Chairman and Chief Administrative Officer of MacAndrews & Forbes Incorporated

Steven M. Cohen Executive Vice President, Chief Administrative Officer and General Counsel	Executive Vice President, Chief Administrative Officer and General Counsel of MacAndrews & Forbes Incorporated

Paul G. Savas Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Incorporated

MacAndrews & Forbes LLC is the sole member of MacAndrews & Forbes Group LLC.

Except as reported in “MacAndrews & Forbes Incorporated” above and in Item 5, none of the persons listed above beneficially owns any shares of Class A Common Stock or Class B Common Stock. The controlling persons’ and officers’ address is MacAndrews & Forbes Incorporated, 35 East 62nd Street, New York, New York 10065. All of the officers of MacAndrews & Forbes Group LLC are United States citizens.

M&F TTP Holdings LLC

Controlling persons and officers of M&F TTP Holdings LLC, a Delaware limited liability company:

Name and Position (if different from Principal Employment)	Principal Occupation or Employment
Paul G. Savas Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Incorporated

MacAndrews & Forbes Incorporated is the managing member of M&F TTP Holdings LLC.

Except as reported in “MacAndrews & Forbes Incorporated” above and in Item 5, none of the persons listed above beneficially owns any shares of Class A Common Stock or Class B Common Stock. The controlling persons’ and officers’ address is MacAndrews & Forbes Incorporated, 35 East 62nd Street, New York, New York 10065. All of the officers of M&F TTP Holdings LLC are United States citizens.